PAVmed Announces Temporary Offer Allowing Warrants to be Exercised at a Reduced Price

NEW YORK (December 28, 2017) – PAVmed Inc. (Nasdaq: PAVM, PAVMW) (the “Company”), a highly differentiated, multiproduct medical device company, today announced that it intends to temporarily reduce the exercise price of the Company’s outstanding Series W Warrants (Nasdaq: PAVMW, the “Warrants”) to $2.50 per share. The Company intends to file tender offer materials (the “Offer”) providing the holders of certain warrants the opportunity to exercise their warrants at the temporarily reduced cash exercise price.

Each of the Company’s outstanding Warrants is currently exercisable for one share of PAVmed Common Stock (the “Common Stock”) at an exercise price of $5.00 per share. Pursuant to the Offer, the Warrants will be temporarily exercisable at an exercise price of $2.50 per share, or 50% of the current exercise price. Specifically, each holder of Series W Warrants (the “Warrants”) will be entitled to receive one share of PAVmed Common Stock (the “Common Stock”) for each Warrant tendered along with $2.50 in cash. The company anticipates the Offer will be good for a period of 20 business days, but the Company may extend the offer at its sole discretion. In order to participate in the Offer and exercise Warrants at the reduced exercise price, the holders must tender the Warrants along with the requisite cash prior to the expiration of the Offer. Any Warrants not tendered in the Offer will revert to their original $5.00 exercise upon expiration of the Offer.

PAVmed is providing this opportunity to exercise warrants at a reduced price in order to encourage holders to exercise a meaningful portion of the outstanding Warrants, providing the Company with additional capital to advance its lead products, particularly its CarpX™ minimally invasive carpal tunnel syndrome device, through important near-term regulatory and commercialization milestones. The Company believes holders will find the Offer compelling given current market conditions.

In the coming days, the Company intends to file the Offer along with an amendment to the effective registration statement previously filed on Form S-1, which registered the shares of Common Stock underlying the Warrants.

Additional Information

The discussion of the proposed Offer contained in this press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell securities. The Offer has not yet commenced. The Offer will be made only pursuant to a written offer and other related materials that are expected to be mailed to all holders of the Company’s Warrants shortly after commencement of the tender offer, at no expense to the holders. Holders of the Company’s outstanding Warrants should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. The Company will file a Tender Offer Statement on Schedule TO-I (the “Tender Offer Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Tender Offer Statement, including the offer to exercise and other related materials, will also be available to warrant holders at no charge on the SEC’s website at www.sec.gov or from the Company. Holders of the Company’s Warrants are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

About PAVmed

PAVmed Inc. is a highly differentiated, multiproduct medical device company employing a unique business model designed to advance products from concept to commercialization much more rapidly and with significantly less capital than the typical medical device company. This proprietary model enables PAVmed to pursue an expanding pipeline strategy with a view to enhancing and accelerating value creation. PAVmed’s diversified pipeline of products address unmet clinical needs, have attractive regulatory pathways and market opportunities and encompass a broad spectrum of clinical areas including carpal tunnel syndrome (CarpX™), interventional radiology (PortIO™ and NextCath™), pediatric ear infections (DisappEAR™) medical infusions (NextFlo™ and NextCath™), and tissue ablation and cardiovascular intervention (Caldus™). The Company intends to further expand its pipeline through engagements with clinician innovators and leading academic medical centers. For further information, please visit www.pavmed.com.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Risks and uncertainties that may cause such differences include, among other things, the Company’s ability to complete the Offer; volatility in the price of the Company’s common stock; the uncertainties inherent in research and development, including the cost and time required advance our products to regulatory submission; whether regulatory authorities will be satisfied with the design of and results from our preclinical studies; whether and when our products are cleared by regulatory authorities; market acceptance of our products once cleared and commercialized; our ability to raise additional funding and other competitive developments. PAVmed has not yet received clearance from the FDA or other regulatory body to market any of its products. New risks and uncertainties may arise from time to time and are difficult to predict. All of these factors are difficult or impossible to predict accurately and many of them are beyond our control. For a further list and description of these and other important risks and uncertainties that may affect our future operations, see Part I, Item IA, “Risk Factors,” in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, as the same may be updated in Part II, Item 1A, “Risk Factors” in any Quarterly Reports on Form 10-Q filed by us after our most recent Annual Report. We disclaim any intention or obligation to publicly update or revise any forward-looking statement to reflect any change in our expectations or in events, conditions, or circumstances on which those expectations may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements.

Contacts:

Investors

LHA Investor Relations

Kim Sutton Golodetz

(212) 838-3777

kgolodetz@lhai.com

Media

RooneyPartners

Marion Janic

(212) 223-4017

mjanic@rooneyco.com

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